June 28, 2023

VIA EDGAR
Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Stephany Yang
Melissa Gilmore

Re:	HASBRO, INC.
Form 10-K for the Fiscal Year Ended December 25, 2022
Filed February 22, 2023
Form 8-K Furnished February 16, 2023
File No. 001-06682

Dear Ms. Yang and Ms. Gilmore:

This letter is submitted on behalf of Hasbro, Inc. (the “Company”), in response to the comments that you have provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated May 30, 2023.

For your convenience, we have set forth the original comments from your letter in bold and italicized typeface to which we are responding.

Form 8-K Furnished February 16, 2023

Exhibit 99.1

1.Staff Comment: We note that several of your non-GAAP measures adjust for the Operational Excellence charges which include transformation office and consultant fees. Additionally, please further explain the other employee charges associated with your cost savings initiatives. Please tell us your consideration of whether the costs relate to normal, recurring, cash operating expenses of the Company. The comment also applies to the earnings release furnished on April 27, 2023 and other public disclosures, such as investor presentations. Refer to Question 100.01 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Company Response:

We acknowledge the Staff’s comment and respectfully note that we have considered the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. The employee charges associated with the cost savings initiatives relate to severance charges and other non-recurring employee charges relating to our transformation efforts, such as outplacement services and garden leave in accordance with the applicable local country requirements. We consider these expenses to be non-recurring in nature. As a result, we believe it is appropriate to exclude them from our GAAP financial measures to provide investors with a clear view of the Company’s operational performance.

The transformation office and third-party consultant fees are temporary costs to support the transformational efforts of the Company and are neither related to the current operations of the Company nor revenue generating activities. Additionally, the Company believes the reconciliation excluding these costs is helpful to users of the financial information as it assists with the comparability of the Company’s operating performance from period-to-period and provides a more accurate view of operating results.

In accordance with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, the Company believes it is appropriate to exclude the items described above from our GAAP financial measures as they do not represent normal, recurring cash operating expenses necessary to operate the Company’s business and therefore are appropriate items as part of our presentation of adjusted measures.

2.Staff Comment: We note your reconciliations of the non-GAAP measure, adjusted EBITDA for Consumer Products, Wizards of the Coast and Digital Gaming, and Entertainment, use operating profit as the starting point for reconciling the respective adjusted EBITDA. Please refer to Question 103.02 of the Staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures and modify your reconciliations accordingly. The comment also applies to the earnings release furnished on April 27, 2023 and other public disclosures, such as investor presentations.

Company Response:

We acknowledge the Staff’s comment and respectfully note that we provide a reconciliation of adjusted EBITDA for the total Company with the most directly comparable GAAP measure for reconciling adjusted EBITDA being net earnings in accordance with Question 103.02 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

As referenced below in question number 6, the Company measures segment performance at the operating profit level which is a GAAP financial measure in accordance with ASC 280 and accordingly the Company reconciles EBITDA of the Consumer Products, Wizards of the Coast and Digital Gaming, and Entertainment segments to segment operating profit. Net income is not calculated or reviewed at the segment level. The reconciliation was intended to be supplemental to the total Company measure and to provide transparency to the users of the financial information. The adjustments disclosed within the Company’s reconciliation at the segment level were limited to those adjustments included in Operating Profit. Considering the Staff’s comment and upon further review of the Staff’s guidance, in future filings, we will remove the EBITDA reconciliations at the segment level in accordance with Question 103.02 of the Staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures.

3.Staff Comment: We note that several of your non-GAAP measures adjust for the amortization of acquired intangible assets. Please revise to disclose that while the expense is excluded, the revenue of the acquired company is reflected in the measure and that those assets contribute to revenue generation. The comment also applies to the earnings release furnished on April 27, 2023 and other public disclosures, such as investor presentations.

Company Response:

To comply with the Staff’s comments, the Company will revise our disclosure in future filings to state clearly that amortization of acquired intangibles is excluded from the related non-GAAP financial measure, but revenue generated from these assets is not excluded from the related non-GAAP financial measure.

Form 10-K for the Fiscal Year Ended December 25, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Other Information, page 59

4.Staff Comment: We note your disclosure that the Company paused all shipments and new content distribution into Russia, and the impact to the Company's operating results includes a loss of revenue and operating profit. Please quantify and disclose the decreases in revenue and operating profit, if material.

Company Response:

We acknowledge the Staff’s comment and respectfully advise that we do not consider the loss of revenue and operating profit to be material or to otherwise warrant disclosure. In 2021, Russia contributed approximately $115M in revenue and $8M in operating profit (approximately 2% of each of net revenue and operating profit for the Company). The Company does not consider these amounts to be material for purposes of our financial statements and further, we do not believe that such information would be considered material by investors.

(19) Restructuring Actions, page 117

5.Staff Comment: We note your disclosures regarding Blueprint 2.0 and Operational Excellence Charges on page 78 and the Restructuring Actions on page 117. Please expand your note disclosure regarding the restructuring actions to provide the expected completion date, the total amount expected to be incurred for each major type of cost associated with the activity, and the required segment disclosures as applicable. Refer to ASC 420-10-50-1 and SAB Topic 5.P.4, or tell us why you believe these disclosures are not required. Additionally, tell us your consideration for disclosure of your expected cash requirements in the discussion of your liquidity and capital resources. Refer to Item 303(b)(1) of Regulation S-K.

Company Response:

We acknowledge the Staff’s comment and will revise our disclosure in future filings to reflect the comment. The Company would like to clarify that the restructuring actions relate to a single segment, Corporate & Other, as disclosed in Note 19 of the Form 10-K for the period ended December 25, 2022.

Notes to Consolidated Financial Statements
(21) Segment Reporting, page 120

6.Staff Comment: We note your disclosure that your segment performance is measured at the operating profit level. We also note your information by segment and reconciliations. Please expand your reconciliation to separately quantify and describe the nature of each significant reconciling item. Refer to ASC 280-10-50-31.

Company Response:

We acknowledge the Staff’s comment and confirm segment performance is measured at the operating profit level. The Company includes footnotes to the referenced tables to provide supplemental information to the users of the financial statements, including process information that may not be significant to the results of the segment. For example, the Company discloses within footnote (b) of the Information by segment table that differences within the elimination of inter-company income statement and balance sheet transactions are eliminated within Corporate and Other. These eliminations were not significant to the segment results. In future filings we will adjust our disclosure to further quantify any significant reconciling items.

Exhibits 31.1 Certification of the Interim Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, page X-31

7.Staff Comment: We note that paragraph 1 of Exhibit 31.1, certification of your Principal Executive Officer, refers to the “quarterly report on Form 10-K.” Please revise to refer to the appropriate periodic report. The comment also applies to Exhibit 31.2, certification of your Principal Financial Officer that refers to the “quarterly report on Form 10-K”.

Company Response:

The Company acknowledges the Staff's comment. There was a typographical error in Exhibit 31.1 and Exhibit 31.2 solely in the certification copies prepared with conformed signatures for filing on EDGAR, which inadvertently referred to the annual report on Form 10-K as a quarterly report, which clearly it is not. Copies of the signed certifications that the Principal Executive Officer and the Principal Financial Officer signed on February 22, 2023 are submitted with this response. We do not believe that such typographical error would cause confusion to an investor, and we respectfully request that the Staff consider the signed certifications as sufficient response to this question.

We appreciate the SEC’s ongoing commitment to promoting transparent financial reporting practices and the opportunity to address your comments. We are committed to continually evaluating and enhancing our disclosures to ensure compliance with the applicable regulations and guidance.

If you have any questions or desire further information regarding the Company’s responses, please contact me at (401) 727-5500.

Sincerely,

/s/ Gina Goetter

Gina Goetter
Executive Vice President and Chief Financial Officer

DocuSign Envelope ID: 853A6CAD-9B30-4375-BE22-CAD58A2F7298

Exhibit 31.1

CERTIFICATION

I, Chris Cocks, certify that:

1. I have reviewed this annual report on Form 10-K of Hasbro, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2023

DocuSigned by:
Chris Cocks
D703A9789D93434

Chris Cocks
Chief Executive Officer
Principal Executive Officer